Exhibit 99.2



Senior Housing Properties Trust

Second Quarter 2013
Supplemental Operating and Financial Data

Bothell, WA.
Medical Office Building.
Major Tenant: Seattle Genetics, Inc.
Square Feet: 145,000.

SNH
LISTED
NYSE®

All amounts in this report are unaudited.

TABLE OF CONTENTS



TABLE OF CONTENTS	PAGE/EXHIBIT



WARNING CONCERNING
FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR ACQUISITIONS AND SALES OF PROPERTIES,
- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- OUR ABILITY TO RETAIN OUR EXISTING TENANTS, ATTRACT NEW TENANTS AND MAINTAIN OR INCREASE CURRENT RENTAL RATES,
- THE CREDIT QUALITY OF OUR TENANTS,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,
- OUR BELIEF THAT FIVE STAR QUALITY CARE, INC., OR FIVE STAR, OUR FORMER SUBSIDIARY, WHICH IS OUR LARGEST TENANT AND WHICH MANAGES CERTAIN COMMUNITIES FOR OUR ACCOUNT, HAS ADEQUATE FINANCIAL RESOURCES AND LIQUIDITY TO MEET ITS OBLIGATIONS TO US AND TO MANAGE OUR MANAGED SENIOR LIVING COMMUNITIES SUCCESSFULLY, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FFO, NET OPERATING INCOME, OR NOI, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,
- THE IMPACT OF THE PATIENT PROTECTION AND AFFORDABLE CARE ACT, AS AMENDED BY THE HEALTHCARE AND EDUCATION RECONCILIATION ACT, OR COLLECTIVELY, THE ACA, AND OTHER RECENTLY ENACTED, ADOPTED OR PROPOSED LEGISLATION OR REGULATIONS ON US AND ON OUR TENANTS' ABILITY TO PAY OUR RENTS,
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, FIVE STAR, REIT MANAGEMENT & RESEARCH LLC, OR RMR, D&R YONKERS LLC AND THEIR RELATED PERSONS AND ENTITIES,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,
- COMPETITION WITHIN THE HEALTHCARE AND REAL ESTATE INDUSTRIES, AND
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.



FORWARD LOOKING STATEMENTS (continued)

FOR EXAMPLE:

- FIVE STAR IS OUR LARGEST TENANT AND MANAGES SEVERAL OF OUR MANAGED SENIOR LIVING COMMUNITIES FOR OUR ACCOUNT AND FIVE STAR MAY EXPERIENCE FINANCIAL DIFFICULTIES AS A RESULT OF A NUMBER OF FACTORS, INCLUDING BUT NOT LIMITED TO:
  - CHANGES IN MEDICARE AND MEDICAID PAYMENTS, INCLUDING THOSE THAT MAY RESULT FROM THE ACA AND OTHER RECENTLY ENACTED OR PROPOSED LEGISLATION OR REGULATIONS, WHICH COULD RESULT IN REDUCED RATES OR A FAILURE OF SUCH RATES TO COVER FIVE STAR'S COSTS,
  - CHANGES IN REGULATIONS AFFECTING FIVE STAR'S OPERATIONS,
  - CHANGES IN THE ECONOMY GENERALLY OR GOVERNMENTAL POLICIES THAT REDUCE THE DEMAND FOR THE SERVICES FIVE STAR OFFERS,
  - INCREASES IN INSURANCE AND TORT LIABILITY AND OTHER COSTS, AND
  - INEFFECTIVE INTEGRATION OF NEW ACQUISITIONS,
- IF FIVE STAR'S OPERATIONS BECOME UNPROFITABLE, FIVE STAR MAY BECOME UNABLE TO PAY OUR RENTS AND WE MAY NOT RECEIVE OUR EXPECTED RETURN ON OUR INVESTED CAPITAL OR ADDITIONAL AMOUNTS FROM OUR SENIOR LIVING COMMUNITIES THAT ARE MANAGED BY FIVE STAR,
- OUR OTHER TENANTS MAY EXPERIENCE LOSSES AND BECOME UNABLE TO PAY OUR RENTS,
- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,
- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY.
- INCREASING THE MAXIMUM BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,
- CONTINGENCIES IN OUR ACQUISITION AND SALES AGREEMENTS MAY CAUSE OUR ACQUISITIONS AND SALES NOT TO OCCUR OR TO BE DELAYED OR THE TERMS TO BE CHANGED,
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,
- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND ARRANGE FOR THEIR PROFITABLE OPERATION OR LEASE THEM FOR RENTS THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES,
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,
- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE, AND
- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH FIVE STAR, RMR, AFFILIATES INSURANCE COMPANY, D&R YONKERS LLC AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS CHANGED MEDICARE AND MEDICAID RATES, NEW LEGISLATION OR REGULATIONS AFFECTING OUR BUSINESS OR THE BUSINESSES OF OUR TENANTS OR MANAGERS, CHANGES IN OUR TENANTS' OR MANAGERS' REVENUES OR COSTS, CHANGES IN OUR TENANTS' OR MANAGERS' FINANCIAL CONDITIONS, CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY, OR NATURAL DISASTERS.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION



Laurels in Stone Oak, San Antonio, TX.
Assisted Living.
Operator: Five Star Quality Care, Inc.
94 Units.



COMPANY PROFILE

COMPANY PROFILE

The Company:

Senior Housing Properties Trust, or SNH, we, our or us, is a real estate investment trust, or REIT, which owns independent and assisted living communities, continuing care retirement communities, nursing homes, rehabilitation hospitals, wellness centers, and properties leased to medical providers, medical related businesses, clinics and biotech laboratory tenants, or MOBs, located throughout the U.S. We are included in a number of stock indices, including the S&P 400 MidCap Index, Russell 1000® Index, the MSCI US REIT Index, FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

SNH is managed by Reit Management & Research LLC, or RMR. RMR is a private company which was founded in 1986 to manage public investments in real estate. As of June 30, 2013, RMR manages a large portfolio of publicly owned real estate, including approximately 1,700 properties located in 46 states, Washington, D.C., Puerto Rico, Canada and Australia. RMR has approximately 840 employees in its headquarters and regional offices located throughout the country. In addition to managing SNH, RMR manages CommonWealth REIT, or CWH, a publicly traded REIT that primarily owns office properties, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants throughout the U.S., and Select Income REIT, or SIR, a publicly traded REIT that is focused on owning and investing in net leased, single tenant properties. RMR also provides management services to Five Star Quality Care, Inc., or Five Star, a senior living and healthcare services company which is our largest tenant and which manages certain of our senior living communities, and TravelCenters of America LLC, or TA, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is also one of HPT's hotel managers; and another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined gross assets of approximately $23.0 billion as of June 30, 2013. We believe that being managed by RMR is a competitive advantage for SNH because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349

Stock Exchange Listing:

New York Stock Exchange

Trading Symbols:

Common Shares -- SNH
5.625% Senior Notes due 2042 -- SNHN

Senior Unsecured Debt Ratings:

Moody's -- Baa3
Standard & Poor's -- BBB-



COMPANY PROFILE (continued)

Portfolio Concentration by Facility Type (as of 6/30/13) ($ in 000) [1]:

	Number of Properties	Number of Units/Beds or Square Feet		Carrying Value of Investment (2)	% of Total Investment	Q2 2013 NOI (3)	% of Q2 2013 Total NOI
Independent living (4)	62	15,176		$ 1,864,628	35.6%	$ 33,228	29.6%
Assisted living (4)	151	11,158		1,284,412	24.5%	33,040	29.4%
Nursing homes (4)	48	5,024		210,348	4.0%	4,359	3.9%
Rehabilitation hospitals	2	364		78,382	1.5%	2,730	2.4%
Subtotal senior living communities	263	31,722		3,437,770	65.6%	73,357	65.3%
Medical office buildings (MOBs)	115	7,714,000	sq. ft.	1,599,417	30.8%	34,646	30.8%
Wellness centers	10	812,000	sq. ft.	180,017	3.6%	4,441	3.9%
Total	388			$ 5,217,204	100.0%	$ 112,444	100.0%

Operating Statistics by Tenant / Managed Properties (as of 6/30/13) ($ in 000) [1]:

	Number of Properties	Number of Units/Beds or Square Feet		Q2 2013 NOI (3)	Tenant / Managed Properties Operating Statistics (5)	
					Rent Coverage	Occupancy
Five Star	190	20,911		$ 49,594	1.27x	84.2%
Sunrise Senior Living, Inc. / Marriott (6)	4	1,619		3,133	1.89x	93.2%
Brookdale Senior Living, Inc.	18	894		1,754	2.48x	95.2%
6 private senior living companies (combined)	12	1,620		2,476	2.12x	83.6%
Managed senior living communities (7)	39	6,678		16,400	NA	87.3%
Subtotal senior living communities	263	31,722		73,357	1.38x	85.6%
Multi-tenant MOBs	115	7,714,000	sq. ft.	34,646	NA	94.1%
Wellness centers	10	812,000	sq. ft.	4,441	2.21x	100.0%
Total	388			$ 112,444	1.44x	



Property Mix[1]
(based on Q2 2013 NOI)

- Independent living — 30%
- Assisted living — 29%
- MOBs — 31%
- Nursing homes — 4%
- Wellness centers — 4%
- Rehabilitation hospitals — 2%



Geographic Diversification[1]
(based on 6/30/13 Carrying Value of Investment)

- 29 Other States + D.C. 37%
- CA 12%
- FL 12%
- TX 8%
- MD 6%
- MA 5%
- WI 5%
- VA 4%
- GA 4%
- NY 4%
- PA 3%

(1) Excludes properties classified in discontinued operations.
(2) Amounts are before depreciation, but after impairment write downs, if any.
(3) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with U.S. generally accepted accounting principles, or GAAP.
(4) Properties are categorized by the type of living units/beds which constitute a majority of the total living units/beds at the property.
(5) Operating data for multi-tenant MOBs are presented as of June 30, 2013; operating data for other tenants and managers are presented based upon the operating results provided by our tenants and managers for the 12 months ended March 31, 2013, or the most recent prior period for which tenant and manager operating results are available to us. Rent coverage is calculated as operating cash flow from our tenants' operations of our properties, before subordinated charges, divided by rents payable to us. We have not independently verified our tenants' operating data. The table excludes data for periods prior to our ownership of some of these properties.
(6) Marriott International, Inc., or Marriott, guarantees the lessee's obligations under these leases. In January 2013, Sunrise Senior Living, Inc., or Sunrise, was acquired by Health Care REIT Inc. and the management company business of Sunrise was sold to a separate acquirer, which operates with the Sunrise name and brand. References to Sunrise Senior Living, Inc. in this report include Sunrise prior to its acquisition and to the management company business of Sunrise following the acquisition of Sunrise.
(7) These 39 senior living communities are leased to our taxable REIT subsidiaries, or TRSs, and managed by Five Star. The occupancy for the twelve month period ended or, if shorter, from the date of acquisitions through June 30, 2013 was 87.3%.

INVESTOR INFORMATION



Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

John L. Harrington
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Frederick N. Zeytoonjian
Independent Trustee

Senior Management

David J. Hegarty
President & Chief Operating Officer

Richard A. Doyle
Treasurer & Chief Financial Officer

Contact Information

Investor Relations
Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349
(email) info@snhreit.com
(website) www.snhreit.com

Inquiries
Financial inquiries should be directed to Richard A. Doyle,
Treasurer & Chief Financial Officer, at (617) 219-1405
or rdoyle@snhreit.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President, Investor Relations, or
Elisabeth H. Olmsted, Manager, Investor Relations
(617) 796-8234, tbonang@snhreit.com or eolmsted@snhreit.com.

RESEARCH COVERAGE



Equity Research Coverage

Bank of America / Merrill Lynch
Jana Galan
(646) 855-3081

RBC Capital Markets
Michael Carroll
(440) 715-2649

Jefferies & Company
Omotayo Okusanya
(212) 336-7076

Stifel Nicolaus
Daniel Bernstein
(443) 224-1351

JMP Securities
Peter Martin
(415) 835-8904

UBS
Ross Nussbaum
(212) 713-2484

Morgan Stanley
Haendel St. Juste
(212) 761-0071

Wells Fargo Securities
Todd Stender
(212) 214-8067

Raymond James
Paul Puryear
(727) 567-2253

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098

Standard & Poor's
Eugene Nusinzon
(212) 438-2449

SNH is followed by the equity research analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding SNH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of SNH or its management. SNH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION



Garland, TX.
Medical Office Building.
Major Tenant: Baylor Heath Care.
Square Feet: 40,000.

KEY FINANCIAL DATA

KEY FINANCIAL DATA

(share amounts and dollars appearing in the table below are in thousands, except per share data)



	As of and For the Three Months Ended				
	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Shares Outstanding (1):					
Common shares outstanding (at end of period)	188,086	188,076	176,554	176,554	162,675
Weighted average common shares outstanding during period	188,081	184,605	176,554	174,690	162,670
Common Share Data:					
Price at end of period	$ 25.93	$ 26.83	$ 23.64	$ 21.78	$ 22.32
High during period	$ 29.67	$ 26.86	$ 23.76	$ 24.70	$ 22.32
Low during period	$ 24.38	$ 23.76	$ 21.29	$ 21.52	$ 19.83
Annualized dividends paid per share (2) (3)	$ 1.56	$ 1.56	$ 1.56	$ 1.52	$ 1.52
Annualized dividend yield (at end of period) (2) (3)	6.0%	5.8%	6.6%	7.0%	6.8%
Annualized Normalized FFO multiple (at end of period) (4)	15.4x	15.6x	13.7x	12.7x	12.4x
Annualized net operating income (NOI) (5) / total market capitalization	6.7%	6.7%	7.8%	7.8%	7.6%
Market Capitalization:					
Total debt (book value)	$ 1,842,926	$ 1,826,601	$ 2,006,530	$ 1,868,311	$ 1,964,928
Plus: market value of common shares (at end of period)	4,877,070	5,046,079	4,173,727	3,845,337	3,630,906
Total market capitalization	$ 6,719,996	$ 6,872,680	$ 6,180,257	$ 5,713,648	$ 5,595,834
Total debt / total market capitalization	27.4%	26.6%	32.5%	32.7%	35.1%
Book Capitalization:					
Total debt	$ 1,842,926	$ 1,826,601	$ 2,006,530	$ 1,868,311	$ 1,964,928
Plus: total shareholders' equity	2,812,217	2,884,145	2,646,568	2,670,811	2,416,159
Total book capitalization	$ 4,655,143	$ 4,710,746	$ 4,653,098	$ 4,539,122	$ 4,381,087
Total debt / total book capitalization	39.6%	38.8%	43.1%	41.2%	44.9%
Selected Balance Sheet Data:					
Total assets	$ 4,748,631	$ 4,811,269	$ 4,748,002	$ 4,646,295	$ 4,466,552
Total liabilities	$ 1,936,414	$ 1,927,124	$ 2,101,434	$ 1,975,484	$ 2,050,393
Gross book value of real estate assets (6)	$ 5,201,745	$ 5,261,340	$ 5,183,307	$ 5,091,665	$ 4,866,390
Total debt / gross book value of real estate assets (6)	35.4%	34.7%	38.7%	36.7%	40.4%
Selected Income Statement Data:					
Total revenues (7)	$ 186,928	$ 186,908	$ 191,703	$ 156,108	$ 144,393
NOI (5)	$ 112,444	$ 113,229	$ 119,119	$ 109,303	$ 104,575
Adjusted EBITDA (8)	$ 108,764	$ 108,648	$ 105,405	$ 105,237	$ 101,373
Net income	$ 5,598	$ 35,235	$ 44,636	$ 25,646	$ 33,251
Normalized FFO (4)	$ 79,057	$ 78,944	$ 75,506	$ 74,777	$ 73,210
Common distributions paid (2) (3)	$ 73,349	$ 68,857	$ 68,857	$ 67,061	$ 61,813
Per Share Data:					
Net income	$ 0.03	$ 0.19	$ 0.25	$ 0.15	$ 0.20
Normalized FFO (4)	$ 0.42	$ 0.43	$ 0.43	$ 0.43	$ 0.45
Common distributions paid (2) (3)	$ 0.39	$ 0.39	$ 0.39	$ 0.38	$ 0.38
Normalized FFO payout ratio (2) (3) (4)	92.9%	90.7%	90.7%	88.4%	84.4%
Coverage Ratios:					
Adjusted EBITDA (8) / interest expense	3.7x	3.7x	3.5x	3.5x	3.6x
Total debt / annualized Adjusted EBITDA (8)	4.2x	4.2x	4.8x	4.4x	4.8x

(1) We have no outstanding common share equivalents, such as units, convertible debt or stock options.
(2) The amounts stated are based on the amounts paid during the periods.
(3) On July 3, 2013, we declared a quarterly common share dividend of $0.39 per share ($1.56 per year annualized) payable on or about August 21, 2013 to shareholders of record on July 17, 2013.
(4) See Exhibit C for the calculation of Normalized FFO and a reconciliation of net income determined in accordance with GAAP to Nomalized FFO.
(5) See Exhibit A for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP.
(6) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.
(7) During the fourth quarter of 2012, we recognized $10.5 million of percentage rent for the year ended December 31, 2012.
(8) See Exhibit B for the calculation of EBITDA and Adjusted EBITDA and a reconciliation of net income determined in accordance with GAAP to EBITDA and Adjusted EBITDA.



CONDENSED CONSOLIDATED BALANCE SHEETS

(dollar amounts appearing in the table below are in thousands)

	As of June 30, 2013	As of December 31, 2012
ASSETS		
Real estate properties:		
Land	$ 618,391	$ 615,623
Buildings, improvements and equipment	4,583,354	4,567,684
	5,201,745	5,183,307
Less accumulated depreciation	811,182	750,903
	4,390,563	4,432,404
Cash and cash equivalents	37,336	42,382
Restricted cash	12,405	9,432
Deferred financing fees, net	27,221	29,410
Acquired real estate leases and other intangible assets, net	111,924	115,837
Other assets	169,182	118,537
Total assets	$ 4,748,631	$ 4,748,002
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 30,000	$ 190,000
Senior unsecured notes, net of discount	1,092,695	1,092,053
Secured debt and capital leases	720,231	724,477
Accrued interest	15,694	15,757
Assumed real estate lease obligations, net	14,165	13,692
Other liabilities	63,629	65,455
Total liabilities	1,936,414	2,101,434
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value:		
199,700,000 shares authorized, 188,085,568 and 176,553,600 shares issued		
and outstanding at June 30, 2013 and December 31, 2012, respectively	1,880	1,765
Additional paid in capital	3,495,982	3,233,354
Cumulative net income	1,084,654	1,043,821
Cumulative other comprehensive income	8,841	4,562
Cumulative distributions	(1,779,140)	(1,636,934)
Total shareholders' equity	2,812,217	2,646,568
Total liabilities and shareholders' equity	$ 4,748,631	$ 4,748,002

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollar amounts appearing in the table below are in thousands, except per share data)



	For the Three Months Ended			For the Six Months Ended		
	6/30/2013		6/30/2012	6/30/2013		6/30/2012
Revenues:						
Rental income (1)	$	112,297	$ 108,407	$ 224,150	$	215,435
Residents fees and services (2)		74,631	35,986	149,687		71,554
Total revenues		186,928	144,393	373,837		286,989
Expenses:						
Property operating expenses		74,484	39,818	148,163		78,304
Depreciation		38,296	34,624	75,999		67,397
General and administrative		8,168	8,068	16,816		15,753
Acquisition related costs		292	1,829	2,187		2,694
Impairment of assets		4,371	-	5,675		3,071
Total expenses		125,611	84,339	248,840		167,219
Operating income		61,317	60,054	124,997		119,770
Interest and other income		397	227	570		709
Interest expense		(29,567)	(28,120)	(59,131)		(57,009)
Loss on early extinguishment of debt		(105)	-	(105)		-
Equity in earnings of an investee		79	76	155		121
Income from continuing operations before income tax expense		32,121	32,237	66,486		63,591
Income tax expense		(140)	(43)	(280)		(247)
Income from continuing operations		31,981	32,194	66,206		63,344
Discontinued operations:						
Income from discontinued operations		1,513	1,057	2,523		2,259
Loss on asset impairment from discontinued operations		(27,896)	-	(27,896)		-
Net income	$	5,598	$ 33,251	$ 40,833	$	65,603
Weighted average common shares outstanding		188,081	162,670	186,350		162,659
Income from continuing operations per share	$	0.17	$ 0.20	$ 0.36	$	0.39
(Loss) income from discontinued operations per share	$	(0.14)	$ -	$ (0.14)	$	0.01
Net income per share	$	0.03	$ 0.20	$ 0.22	$	0.40
Additional Data:						
General and administrative expenses / total revenues		4.4%	5.6%	4.5%		5.5%
General and administrative expenses / total assets (at end of period)		0.2%	0.2%	0.4%		0.4%
Percentage rent, estimated (3)	$	2,300	$ 2,900	$ 4,500	$	5,800
Non-cash stock based compensation, estimated	$	612	$ 394	$ 1,146	$	808
Lease termination fees included in rental income	$	-	$ -	$ -	$	-
Capitalized interest expense	$	-	$ -	$ -	$	-
Continuing Operations:						
Straight-line rent included in rental income (1)	$	2,014	$ 3,201	$ 3,922	$	6,054
Lease Value Amortization included in rental income (1)	$	(916)	$ 808	$ (1,834)	$	354
Amortization of deferred financing fees and debt discounts	$	1,536	$ 1,469	$ 3,075	$	3,024
Discontinued Operations:						
Straight-line rent included in rental income (1)	$	(74)	$ 3	$ (148)	$	8
Lease Value Amortization included in rental income (1)	$	(25)	$ (92)	$ (101)	$	(184)
Amortization of deferred financing fees and debt discounts	$	-	$ -	$ -	$	-

(1) We report rental income on a straight line basis over the terms of the respective leases. Rental income includes non-cash amortization of intangible lease assets and liabilities.

(2) Thirty nine (39) senior living communities are leased to our TRSs and managed by Five Star. We recognize residents fees and services as services are provided.

(3) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimated amounts of percentage rent in our calculation of Normalized FFO for each quarter of the year, and the fourth quarter Normalized FFO calculation excludes the amounts included during the first three quarters.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)



	For the Six Months Ended	
	6/30/2013	6/30/2012
Cash flows from operating activities:		
Net income	$ 40,833	$ 65,603
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	76,798	68,607
Net amortization of debt discounts, premiums and deferred financing fees	2,068	3,024
Straight line rental income	(3,698)	(6,062)
Amortization of acquired real estate leases and other intangible assets	1,935	(170)
Loss on early extinguishment of debt	105	-
Impairment of assets	33,571	3,071
Equity in earnings of an investee	(155)	(121)
Change in assets and liabilities:		
Restricted cash	(2,973)	(2,916)
Other assets	1,135	10,719
Accrued interest	(63)	(8,966)
Other liabilities	1,376	13,740
Cash provided by operating activities	150,932	146,529
Cash flows used for investing activities:		
Real estate acquisitions and deposits	(76,006)	(123,867)
Real estate improvements	(22,669)	(20,015)
Principal repayments on loan receivable	-	38,000
Cash used for investing activities	(98,675)	(105,882)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	261,813	-
Proceeds from borrowings on revolving credit facility	45,000	434,000
Repayments of borrowings on revolving credit facility	(205,000)	(74,000)
Redemption of senior notes	-	(225,000)
Repayment of other debt	(16,662)	(54,889)
Payment of deferred financing fees	(248)	(294)
Distributions to shareholders	(142,206)	(123,619)
Cash used for financing activities	(57,303)	(43,802)
Decrease in cash and cash equivalents:	(5,046)	(3,155)
Cash and cash equivalents at beginning of period	42,382	23,560
Cash and cash equivalents at end of period	$ 37,336	$ 20,405
Supplemental cash flow information:		
Interest paid	$ 57,126	$ 62,951
Income taxes paid	516	378
Non-cash investing activities:		
Acquisitions funded by assumed debt	(12,266)	(56,789)
Non-cash financing activities:		
Assumption of mortgage notes payable	12,266	56,789
Issuance of common shares	929	657



DEBT SUMMARY

(dollars appearing in the table below are in thousands)

	Coupon Rate	Interest Rate (1)	Principal Balance (2)	Maturity Date	Due at Maturity	Years to Maturity
Secured Debt:						
Secured Fixed Rate Debt:						
Mortgage - secured by 2 properties	6.910%	6.310%	13,624	12/1/2013	13,404	0.4
Mortgages - secured by 2 properties	5.830%	5.830%	36,528	6/1/2014	35,807	0.9
Mortgage - secured by 1 property	6.015%	2.460%	30,564	3/1/2015	29,227	1.7
Mortgage - secured by 1 property	6.250%	2.090%	12,186	5/1/2015	11,822	1.8
Mortgage - secured by 1 property	5.650%	5.650%	5,071	6/1/2015	4,867	1.9
Mortgage - secured by 1 property	6.365%	6.365%	11,538	7/1/2015	11,225	2.0
Mortgages - secured by 3 properties	5.660%	5.660%	12,913	7/11/2015	12,326	2.0
Mortgage - secured by 1 property	5.880%	5.880%	2,841	7/11/2015	2,687	2.0
Mortgage - secured by 1 property	5.810%	2.880%	6,687	10/1/2015	6,175	2.3
Mortgage - secured by 1 property	5.810%	5.810%	4,550	10/11/2015	4,325	2.3
Mortgages - secured by 1 property	5.640%	5.640%	52,000	1/1/2016	52,000	2.5
Mortgage - secured by 1 property	5.970%	5.970%	6,420	4/11/2016	3,118	2.8
Mortgages - secured by 2 properties	5.924%	5.924%	89,287	11/1/2016	79,415	3.3
Mortgage - secured by 1 property	6.250%	6.250%	12,452	11/11/2016	11,820	3.4
Mortgage - secured by 1 property	5.860%	3.070%	5,765	3/11/2017	5,401	3.7
Mortgages - secured by 8 properties (3)	6.540%	6.540%	46,261	5/1/2017	42,334	3.8
Mortgage - secured by 1 property	6.150%	4.180%	11,333	8/1/2017	10,578	4.1
Mortgage - secured by 1 property	6.730%	4.730%	9,534	4/1/2018	8,328	4.8
Mortgage - secured by 17 properties	6.710%	6.710%	294,530	9/1/2019	266,704	6.2
Mortgage - secured by 1 property (4)	7.310%	7.310%	3,141	1/1/2022	41	8.5
Mortgage - secured by 1 property (4)	7.850%	7.850%	1,546	1/1/2022	21	8.5
Capital leases - 2 properties	7.700%	7.700%	13,557	4/30/2026	-	12.8
Tax exempt bonds - secured by 1 property	5.875%	5.875%	14,700	12/1/2027	14,700	14.4
Mortgage - secured by 1 property	6.250%	6.250%	3,490	2/1/2033	26	19.6
Mortgage - secured by 2 properties	5.950%	5.950%	9,423	9/1/2038	1,211	25.2
Mortgage - secured by 1 property	4.375%	4.375%	4,710	9/1/2043	23	30.2
Weighted average rate / total secured fixed rate debt	**6.344%**	**6.001%**	**$ 714,651**		**$ 627,585**	**5.1**
Unsecured Debt:						
Unsecured Floating Rate Debt:						
Revolving credit facility (LIBOR + 160 b.p.) (5)	1.770%	1.770%	$ 30,000	6/24/2015	$ 30,000	2.0
Unsecured Fixed Rate Debt:						
Senior notes due 2016	4.300%	4.300%	$ 250,000	1/15/2016	$ 250,000	2.5
Senior notes due 2020	6.750%	6.750%	200,000	4/15/2020	200,000	6.8
Senior notes due 2021	6.750%	6.750%	300,000	12/15/2021	300,000	8.5
Senior notes due 2042	5.625%	5.625%	350,000	8/1/2042	350,000	29.1
Weighted average rate / total unsecured fixed rate debt	**5.835%**	**5.835%**	**$ 1,100,000**		**$ 1,100,000**	**13.4**
Weighted average rate / total unsecured debt	**5.727%**	**5.727%**	**$ 1,130,000**		**$ 1,130,000**	**13.1**
Summary Debt:						
Weighted average rate / total secured fixed rate debt	6.344%	6.001%	$ 714,651		$ 627,585	5.1
Weighted average rate / total unsecured floating rate debt	1.770%	1.770%	30,000		30,000	2.0
Weighted average rate / total unsecured fixed rate debt	5.835%	5.835%	1,100,000		1,100,000	13.4
Weighted average rate / total debt	**5.966%**	**5.833%**	**$ 1,844,651**		**$ 1,757,585**	**10.0**

(1) Includes the effect of mark to market accounting for certain assumed mortgages, and premiums and discounts on certain mortgages and unsecured notes. Excludes effects of offering and transaction costs.

(2) The principal balances are the amounts actually payable pursuant to contracts. In accordance with GAAP, our carrying values and recorded interest expense may be different because of market conditions at the time we assumed certain of these debts.

(3) Includes eight first mortgages at a weighted average interest rate of 6.54% and seven second mortgages with a weighted average interest rate of 6.5%. The weighted average interest rate on these mortgages is 6.54%.

(4) These two mortgages are secured by one property.

(5) Represents amounts outstanding under our $750.0 million revolving credit facility at June 30, 2013. At our option and the payment of a fee and subject to our meeting certain other conditions, the maturity date of the revolving credit facility may be extended by one year to June 24, 2016.



DEBT MATURITY SCHEDULE

(dollars appearing in the table below are in thousands)

Year		Secured Fixed Rate Debt [1]		Unsecured Floating Rate Debt [2]		Unsecured Fixed Rate Debt		Total
				Scheduled Principal Payments During Period				
2013	$	19,620	$	-	$	-	$	19,620
2014		48,222		-		-		48,222
2015		94,249		30,000		-		124,249
2016		160,136		-		250,000		410,136
2017		65,382		-		-		65,382
2018		15,602		-		-		15,602
2019		271,123		-		-		271,123
2020		2,172		-		200,000		202,172
2021		2,364		-		300,000		302,364
Thereafter		35,781		-		350,000		385,781
	$	714,651	$	30,000	$	1,100,000	$	1,844,651

(1) Includes $13.6 million of capital leases.

(2) Represents amounts outstanding under our $750.0 million revolving credit facility at June 30, 2013. At our option and upon the payment of a fee and subject to our meeting certain other conditions, the maturity date of the revolving credit facility may be extended by one year to June 24, 2016.



LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Leverage Ratios:					
Total debt / total market capitalization	27.4%	26.6%	32.5%	32.7%	35.1%
Total debt / total book capitalization	39.6%	38.8%	43.1%	41.2%	44.9%
Total debt / total assets	38.8%	38.0%	42.3%	40.2%	44.0%
Total debt / gross book value of real estate assets (1)	35.4%	34.7%	38.7%	36.7%	40.4%
Secured debt / total assets	15.2%	15.3%	15.3%	15.5%	19.3%
Variable rate debt / total debt	1.6%	-	9.5%	2.9%	28.4%
Coverage Ratios:					
Adjusted EBITDA (2) / interest expense	3.7x	3.7x	3.5x	3.5x	3.6x
Total debt / annualized Adjusted EBITDA (2)	4.2x	4.2x	4.8x	4.4x	4.8x
Public Debt Covenants (3):					
Total debt / adjusted total assets - allowable maximum 60.0%	33.5%	33.0%	36.9%	35.2%	38.5%
Secured debt / adjusted total assets - allowable maximum 40.0%	13.1%	13.3%	13.3%	13.6%	16.9%
Consolidated income available for debt service / debt service - required minimum 1.50x	3.88x	3.88x	3.73x	3.64x	3.81x
Total unencumbered assets to unsecured debt - required minimum 1.50x	3.75x	3.90x	3.27x	3.56x	3.34x

(1) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.
(2) See Exhibit B for the calculation of EBITDA and Adjusted EBITDA and a reconciliation of net income in accordance with GAAP to EBITDA and Adjusted EBITDA.
(3) Adjusted total assets and unencumbered assets include original cost of real estate assets before depreciation, but after impairment write downs and exclude accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations, excluding interest expense, depreciation and amortization, taxes, gains and losses on sales of property and amortization of deferred charges.



SUMMARY OF CAPITAL EXPENDITURES

(dollars and sq. ft. in thousands, except per sq. ft. and per unit data)

	For the Three Months Ended				
	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Tenant improvements (TI)	$ 739	$ 232	$ 1,521	$ 650	$ 975
Leasing costs (LC)	534	312	448	399	851
Total TI and LC	1,273	544	1,969	1,049	1,826
MOB building improvements (1)	1,729	632	1,586	1,040	662
Managed senior living communities capital improvements	2,979	2,740	2,473	1,290	1,540
Recurring capital expenditures	5,981	3,916	6,028	3,379	4,028
Development, redevelopment and other activities (2)	3,996	2,636	2,263	1,615	1,126
Total capital expenditures	$ 9,977	$ 6,552	$ 8,291	$ 4,994	$ 5,154
MOB avg. sq. ft. during period (3)	8,328	8,497	8,324	8,132	7,848
Managed senior living communities avg. units during period	6,680	6,682	5,491	3,856	3,309
MOB building improvements per avg. sq. ft. during period	$ 0.21	$ 0.07	$ 0.19	$ 0.13	$ 0.08
Managed senior living communities capital improvements per avg. units during period	$ 446	$ 410	$ 450	$ 335	$ 465

(1) MOB building improvements generally include construction costs and expenditures to replace obsolete building components that extend the useful life of existing assets.

(2) Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short period after acquiring the property; and (ii) major capital expenditure projects that reposition a property or result in new sources of revenue.

(3) MOB avg. sq. ft. during period includes properties held for sale at the end of each period. As of June 30, 2013, we had seven MOBs classified as held for sale.



ACQUISITIONS / DISPOSITIONS INFORMATION SINCE 1/1/2013

(dollars and sq. ft. appearing in the table below are in thousands, except per sq. ft. amounts)

Senior Living Acquisitions - Leased: (1)

Date Acquired	Location	Type of Property (2)	Number of Properties	Units	Purchase Price (3)	Purchase Price Per Unit	Initial Lease / Cap Rate (4)	Tenant
1/9/2013	Redmond, WA	Independent Living	1	150	$ 22,350	$ 149	8.2%	Stellar Senior Living, LLC
Total / Wtd. Avg. Senior Living Acquisitions			1	150	$ 22,350	$ 149	8.2%	

MOB Acquisitions:

Date Acquired	Location	Number of Properties	Sq. Ft.	Purchase Price (3)	Purchase Price per Sq. Ft.	Cap Rate (4)	Weighted Average Remaining Lease Term (5)	Occupancy (6)	Major Tenant
2/14/2013	Bothell, WA	2	145	$ 38,000	$ 262	8.9%	5.4	100.0%	Seattle Genetics, Inc.
3/22/2013	Hattiesburg, MS	1	72	$ 14,600	$ 203	8.4%	6.8	100.0%	Forrest General Hospital
Total / Wtd. Avg. MOB Acquisitions		3	217	$ 52,600	$ 243	8.7%	6.1		

Dispositions:

Date Sold	Location	Type of Property	Number of Properties	Sale Price	NBV	Book Loss on Sale

There were no property dispositions during the six months ended June 30, 2013.

(1) During the quarter and six months ended June 30, 2013, pursuant to the terms of our leases with Five Star, we purchased from Five Star, at cost, $7.7 million and $15.9 million, respectively, of improvements made to our properties leased by Five Star, and as a result, Five Star's annual rent payable to us increased approximately $618,000 and $1.3 million, respectively. These amounts are not included in the table above.

(2) Senior living properties are categorized by the type of living units or beds which constitute a majority of the total living units / beds at the property.

(3) Purchase price includes real estate and related intangible assets and liabilities and excludes closing costs.

(4) Represents the ratio of the estimated GAAP based annual rental income less property operating expenses, if any, to the purchase price on the date of acquisition.

(5) Weighted average remaining lease term based on rental income at the time of acquisition.

(6) Occupancy as of acquisition date.

PORTFOLIO INFORMATION



Boston, MA.
Medical Office Building.
Major Tenant: Children's Hospital Corp.
Square Feet: 99,021.

PORTFOLIO SUMMARY BY FACILITY TYPE AND TENANT [1]

(dollars in thousands, except investment per unit / bed or square foot)



	Number of Properties	Number of Units / Beds or Square Feet		Carrying Value of Investment (2)	% of Total Investment	Investment per Unit / Bed or Square Foot (3)	Q2 2013 NOI (4)	% of Q2 2013 Total NOI
Facility Type:								
Independent living (5)	62	15,176		$ 1,864,628	35.6%	$ 122,867	$ 33,228	29.6%
Assisted living (5)	151	11,158		1,284,412	24.5%	$ 115,111	33,040	29.4%
Nursing homes (5)	48	5,024		210,348	4.0%	$ 41,869	4,359	3.9%
Rehabilitation hospitals	2	364		78,382	1.5%	$ 215,335	2,730	2.4%
Subtotal senior living communities	263	31,722		3,437,770	65.6%	$ 108,372	73,357	65.3%
MOBs (6)	115	7,714,000	sq. ft.	1,599,417	30.8%	$ 207	34,646	30.8%
Wellness centers	10	812,000	sq. ft.	180,017	3.6%	$ 222	4,441	3.9%
Total	388			$ 5,217,204	100.0%		$ 112,444	100.0%
Tenant / Managed Properties:								
Five Star (Lease No. 1)	91	6,731		$ 699,268	13.3%	$ 103,888	$ 14,712	13.1%
Five Star (Lease No. 2)	53	7,564		755,440	14.4%	$ 99,873	17,730	15.7%
Five Star (Lease No. 3)	17	3,281		350,993	6.7%	$ 106,977	8,518	7.5%
Five Star (Lease No. 4)	29	3,335		387,361	7.4%	$ 116,150	8,634	7.7%
Subtotal Five Star	190	20,911		2,193,062	41.8%	$ 104,876	49,594	44.0%
Sunrise Senior Living, Inc. / Marriott (7)	4	1,619		126,326	2.4%	$ 78,027	3,133	2.9%
Brookdale Senior Living, Inc.	18	894		61,122	1.2%	$ 68,369	1,754	1.5%
6 private senior living companies (combined)	12	1,620		94,170	1.8%	$ 58,130	2,476	2.2%
Managed senior living communities (8)	39	6,678		963,090	18.4%	$ 144,218	16,400	14.7%
Subtotal senior living communities	263	31,722		3,437,770	65.6%	$ 108,372	73,357	65.3%
Multi-tenant MOBs (6)	115	7,714,000	sq. ft.	1,599,417	30.8%	$ 207	34,646	30.8%
Wellness centers	10	812,000	sq. ft.	180,017	3.6%	$ 222	4,441	3.9%
Total	388			$ 5,217,204	100.0%		$ 112,444	100.0%

(1) Excludes properties classified in discontinued operations.

(2) Amounts are before depreciation, but after impairment write downs, if any.

(3) Represents investment carrying value divided by the number of living units, beds or leased square feet at June 30, 2013.

(4) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income in accordance with GAAP.

(5) Senior living properties are categorized by the type of living units or beds which constitute a majority of the total living units/beds at the property.

(6) Our MOB leases include both triple net leases where, in addition to paying fixed rents, the tenants assume the obligation to operate and maintain the properties at their expenses, and some net and modified gross leases where we are responsible to operate and maintain the properties and we charge tenants for some or all of the property operating costs. A small percentage of our MOB leases are so-called "full-service" leases where we receive fixed rent from our tenants and no reimbursement for our property operating costs.

(7) Marriott guarantees the lessee's obligations under these leases.

(8) These 39 senior living communities are leased to our TRSs and managed by Five Star.

OCCUPANCY BY PROPERTY TYPE AND TENANT [1]



	For the Twelve Months Ended [2]				
	3/31/2013	12/31/2012	9/30/2012	6/30/2012	3/31/2012
Property Type:					
Independent living	87.7%	87.6%	87.7%	87.6%	87.2%
Assisted living	86.5%	86.9%	87.0%	86.7%	86.6%
Nursing homes	79.1%	79.7%	80.1%	79.9%	80.0%
Rehabilitation hospitals	61.1%	60.3%	60.6%	60.4%	60.9%
Weighted average occupancy senior living communities	85.6%	85.7%	85.9%	85.6%	85.4%
MOBs (3)	94.5%	92.7%	93.3%	93.9%	93.6%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%
Tenant / Managed Properties:					
Five Star (Lease No. 1)	84.7%	85.0%	85.1%	84.3%	84.1%
Five Star (Lease No. 2)	81.2%	81.5%	82.0%	82.0%	81.9%
Five Star (Lease No. 3)	88.8%	88.9%	89.2%	89.3%	89.6%
Five Star (Lease No. 4)	85.7%	85.9%	86.3%	86.1%	85.4%
Weighted average occupancy Five Star	84.2%	84.5%	84.8%	84.5%	84.4%
Sunrise Senior Living, Inc. / Marriott (4)	93.2%	93.4%	93.2%	93.1%	93.0%
Brookdale Senior Living, Inc.	95.2%	94.8%	94.0%	93.6%	92.7%
6 private senior living companies (combined)	83.6%	83.1%	83.3%	83.6%	83.8%
Managed senior living communities (5)	87.3%	87.4%	87.2%	86.9%	86.6%
Weighted average occupancy senior living communities	85.6%	85.7%	85.9%	85.6%	85.4%
Multi-tenant MOBs (3)	94.5%	92.7%	93.3%	93.9%	93.6%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%

(1) Excludes properties classified in discontinued operations.

(2) Operating data for multi-tenant MOBs are presented as of the end of the period; operating data for other tenants are presented for the twelve month period ended on the dates shown, or the most recent prior period for which tenant and manager operating results are available to us.

(3) MOB occupancy data is as of quarter end and includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants. MOB occupancy as of June 30, 2013 was 94.1%.

(4) These leases are guaranteed by Marriott.

(5) Includes 39 senior living communities that are leased to our TRSs and managed by Five Star. The occupancy for the twelve month period ended or, if shorter, from the date of acquisitions through June 30, 2013 was 87.3%.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for periods prior to our ownership of certain properties.



RENT COVERAGE BY TENANT (EXCLUDING MOBs AND MANAGED SENIOR LIVING COMMUNITIES)

Tenant	For the Twelve Months Ended				
	3/31/2013	12/31/2012	9/30/2012	6/30/2012	3/31/2012
Five Star (Lease No. 1)	1.21x	1.22x	1.21x	1.20x	1.18x
Five Star (Lease No. 2)	1.17x	1.20x	1.22x	1.23x	1.27x
Five Star (Lease No. 3)	1.67x	1.67x	1.69x	1.68x	1.71x
Five Star (Lease No. 4)	1.18x	1.20x	1.20x	1.20x	1.17x
Weighted average rent coverage Five Star	1.27x	1.29x	1.29x	1.29x	1.30x
Sunrise Senior Living, Inc. / Marriott (1)	1.89x	1.91x	1.88x	1.90x	1.97x
Brookdale Senior Living, Inc.	2.48x	2.41x	2.37x	2.27x	2.24x
6 private senior living companies (combined)	2.12x	2.28x	2.69x	2.86x	2.78x
Weighted average rent coverage senior living communities	1.38x	1.40x	1.40x	1.40x	1.41x
Wellness centers	2.21x	2.21x	2.19x	2.17x	2.16x
Total	1.44x	1.45x	1.45x	1.45x	1.46x

(1) These leases are guaranteed by Marriott.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes data for periods prior to our ownership of certain properties. Rent coverage is calculated as operating cash flow from our tenants' facility operations, before subordinated charges, if any, divided by rent payable to us.



TRIPLE NET LEASED SENIOR LIVING COMMUNITIES - RESULTS OF OPERATIONS [1]

(dollars in thousands)

	As of and For the Three Months Ended		As of and For the Six Months Ended	
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Number of Properties (2)	224	229	224	229
Number of Units	25,044	26,855	25,044	26,855
Occupancy (3)	85.6%	85.4%	85.6%	85.4%
Rent Coverage (3)	1.38x	1.41x	1.38x	1.41x
Rental Income	$ 56,957	$ 59,643	$ 113,723	$ 118,467
Rental Income % change	(4.5%)	--	(4.0%)	--

TRIPLE NET LEASED SENIOR LIVING COMMUNITIES SAME PROPERTY - RESULTS OF OPERATIONS [1]

(dollars in thousands)

	As of and For the Three Months Ended (4)		As of and For the Six Months Ended (5)	
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Number of Properties (2)	219	219	219	219
Number of Units	24,383	24,383	24,383	24,383
Occupancy (3)	85.2%	85.2%	85.2%	85.2%
Rent Coverage (3)	1.38x	1.41x	1.38x	1.41x
Rental Income	$ 55,747	$ 55,093	$ 111,330	$ 110,053
Rental Income % change	1.2%	--	1.2%	--

(1)   Includes independent and assisted living communities, nursing homes and two rehabilitation hospitals.

(2)   Reflects the transfer of ten communities previously triple net leased to Sunrise in the third and fourth quarter of 2012 to our TRS and managed by Five Star, partially offset by additional triple net leased properties we acquired since April 1, 2012.

(3)   All tenant operating data presented are based upon the operating results provided by our tenants for the 12 months ended March 31, 2013 and 2012 or the most recent prior period for which tenant operating results are available to us. Rent coverage is calculated as operating cash flow from our triple net lease tenants' operations of our properties, before subordinated charges, if any, divided by triple net lease minimum rents payable to us. We have not independently verified our tenants' operating data. The table excludes data for periods prior to our ownership of some of these properties.

(4)   Consists of triple net senior living communities we have owned continuously since April 1, 2012.

(5)   Consists of triple net senior living communities we have owned continuously since January 1, 2012.

MANAGED SENIOR LIVING COMMUNITIES - RESULTS OF OPERATIONS

(dollars in thousands, except average monthly rate)



	As of and For the Three Months Ended		As of and For the Six Months Ended	
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Number of Properties (1)	39	24	39	24
Number of Units (1)	6,678	3,483	6,678	3,483
Occupancy	87.4%	87.7%	87.2%	87.4%
Average Monthly Rate	$ 4,215	$ 3,926	$ 4,255	$ 3,945
Average Monthly Rate % Growth	7.4%	--	7.9%	--
Residents Fees and Services	$ 74,631	$ 35,986	$ 149,687	$ 71,554
Property Operating Expenses	(58,231)	(26,244)	(116,135)	(51,743)
NOI (2)	$ 16,400	$ 9,742	$ 33,552	$ 19,811
NOI Margin % (3)	22.0%	27.1%	22.4%	27.7%
NOI % Growth	68.3%	--	69.4%	--

MANAGED SENIOR LIVING COMMUNITIES SAME PROPERTY - RESULTS OF OPERATIONS

(dollars and sq. ft. in thousands, except average monthly rate)

	As of and For the Three Months Ended (4)		As of and For the Six Months Ended (5)	
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Number of Properties	23	23	22	22
Number of Units (1)	3,416	3,416	3,324	3,324
Occupancy	91.5%	87.6%	91.5%	87.5%
Average Monthly Rate	$ 3,951	$ 3,927	$ 3,967	$ 3,953
Average Monthly Rate % Growth	0.6%	--	0.4%	--
Residents Fees and Services	$ 37,459	$ 35,730	$ 72,793	$ 69,893
Property Operating Expenses	(26,985)	(26,026)	(52,255)	(50,381)
NOI (2)	$ 10,474	$ 9,704	$ 20,538	$ 19,512
NOI Margin % (3)	28.0%	27.2%	28.2%	27.9%
NOI % Growth	7.9%	--	5.3%	--

(1) Includes only those properties that were leased to our TRSs in the periods presented.
(2) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income in accordance with GAAP.
(3) NOI margin % is defined as NOI as a percentage of residents fees and services.
(4) Based on properties leased continuously to our TRSs since April 1, 2012.
(5) Based on properties leased continuously to our TRSs since January 1, 2012.



MOB PORTFOLIO - RESULTS OF OPERATIONS [1]

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended		As of and For the Six Months Ended	
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Number of Properties	115	105	115	105
Square Feet (2)	7,714	7,235	7,714	7,235
Occupancy (3)	94.1%	93.9%	94.1%	93.9%
Rental Income (4)	$ 50,899	$ 44,306	$ 101,582	$ 88,090
NOI (5)	$ 34,646	$ 30,732	$ 69,554	$ 61,529
NOI Margin % (6)	68.1%	69.4%	68.5%	69.8%
NOI % Growth	12.7%	--	13.0%	--

MOB SAME PROPERTY - RESULTS OF OPERATIONS [1]

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended (7)		As of and For the Six Months Ended (8)	
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Number of Properties	99	99	99	99
Square Feet (2)	6,658	6,658	6,658	6,658
Occupancy (3)	93.6%	95.3%	93.6%	95.3%
Rental Income (4)	$ 42,679	$ 43,601	$ 85,446	$ 87,130
NOI (5)	$ 29,233	$ 30,261	$ 58,637	$ 60,874
NOI Margin % (6)	68.5%	69.4%	68.6%	69.9%
NOI % Growth	(3.4%)	--	(3.7%)	--

(1) Excludes properties classified in discontinued operations.
(2) Prior periods exclude space remeasurements made during the periods presented.
(3) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.
(4) Includes some triple net lease rental income.
(5) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income in accordance with GAAP.
(6) NOI margin % is defined as NOI as a percentage of rental income.
(7) Consists of MOBs we have owned continuously since April 1, 2012. One MOB which was sold in July 2012 and one MOB which was vacated in February 2012 that is scheduled for demolition are excluded.
(8) Consists of MOBs we have owned continuously since January 1, 2012. One MOB which was sold in July 2012 and one MOB which was vacated in February 2012 that is scheduled for demolition are excluded.

MOB LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)



	As of and For the Three Months Ended [1]				
	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Properties	115	115	113	107	105
Total sq. ft. (2)	7,714	7,712	7,619	7,366	7,235
Occupancy (3)	94.1%	94.5%	92.7%	93.3%	93.9%
Leasing Activity (sq. ft.):					
New leases	18	45	19	32	26
Renewals	83	53	42	99	185
Total	101	98	61	131	211
% Change in GAAP Rent (4):					
New leases	5.7%	21.1%	14.9%	73.5%	(0.6%)
Renewals	2.5%	(2.0%)	0.7%	4.5%	(3.3%)
Weighted average	2.9%	6.1%	5.0%	12.7%	(3.0%)
Leasing Costs and Concession Commitments (5):					
New leases	$ 412	$ 1,940	$ 550	$ 762	$ 1,192
Renewals	297	500	361	642	1,641
Total	$ 709	$ 2,440	$ 911	$ 1,404	$ 2,833
Leasing Costs and Concession Commitments per Sq. Ft. (5):					
New leases	$ 22.89	$ 43.11	$ 28.95	$ 23.81	$ 45.85
Renewals	$ 3.58	$ 9.43	$ 8.60	$ 6.48	$ 8.87
All new and renewed leases	$ 7.02	$ 24.90	$ 14.93	$ 10.72	$ 13.43
Weighted Average Lease Term by Sq. Ft. (years) (6):					
New leases	5.1	9.0	6.2	5.4	8.2
Renewals	3.4	4.5	3.9	4.7	4.7
All new and renewed leases	3.6	6.3	4.6	4.8	5.2
Leasing Costs and Concession Commitments per Sq. Ft. per Year (5):					
New leases	$ 4.49	$ 4.79	$ 4.67	$ 4.41	$ 5.59
Renewals	$ 1.05	$ 2.10	$ 2.20	$ 1.38	$ 1.89
All new and renewed leases	$ 1.95	$ 3.95	$ 3.25	$ 2.23	$ 2.58

(1) Excludes properties classified in discontinued operations.

(2) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

(3) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.

(4) Percent difference in prior rents charged for same space. Rents include expense reimbursements and exclude lease value amortization.

(5) Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

(6) Weighted based on annualized rental income pursuant to existing leases as of June 30, 2013, including straight line rent adjustments, estimated recurring expense reimbursements and excluding lease value amortization.

The above leasing summary is based on leases executed during the periods indicated.



TENANTS REPRESENTING 1% OR MORE OF TOTAL RENT [1]

(dollars in thousands)

	Tenant	Facility Type	Annualized Rental Income 6/30/2013 [2]	% of Annualized Rental Income [2]	Expiration
1	Five Star	Senior living	$ 204,018	38.9%	2017 - 2028
2	Aurora Health Care, Inc.	MOB	16,896	3.2%	2024
3	Sunrise Senior Living, Inc. / Marriott	Senior living	14,477	2.8%	2018
4	Cedars-Sinai Medical Center	MOB	10,776	2.1%	2013 - 2018
5	Life Time Fitness, Inc.	Wellness center	10,550	2.0%	2028
6	The Scripps Research Institute	MOB	10,328	2.0%	2019
7	Brookdale Senior Living, Inc.	Senior living	9,081	1.7%	2017
8	Reliant Medical Group, Inc.	MOB	7,661	1.5%	2019
9	Starmark Holdings, LLC (Wellbridge)	Wellness center	6,985	1.3%	2023
	All Other Tenants [3]		234,088	44.5%	2013 - 2034
	Total Tenants		$ 524,860	100.0%	

(1) Excludes properties classified in discontinued operations.

(2) Annualized rental income is rents pursuant to existing leases as of June 30, 2013, including estimated percentage rents, straight line rent adjustments, estimated recurring expense reimbursements for certain net and modified gross leases and excluding lease value amortization at certain of the MOBs and wellness centers; and includes NOI (three months ended June 30, 2013, annualized) from our managed senior living communities.

(3) Includes NOI (three months ended June 30, 2013, annualized) from our managed senior living communities.

PORTFOLIO LEASE EXPIRATION SCHEDULE [1]

(dollars in thousands)



Year	Annualized Rental Income [2] Senior Living Communities [3]	MOBs	Wellness Centers	Total	Percent of Total Annualized Rental Income Expiring	Cumulative Percentage of Annualized Rental Income Expiring
2013	$ -	$ 11,905	$ -	$ 11,905	2.3%	2.3%
2014	-	18,167	-	18,167	3.5%	5.8%
2015	3,039	20,571	-	23,610	4.5%	10.3%
2016	-	21,314	-	21,314	4.1%	14.4%
2017	44,392	25,594	-	69,986	13.3%	27.7%
2018	14,477	20,606	-	35,083	6.7%	34.4%
2019	599	29,691	-	30,290	5.8%	40.2%
2020	-	11,849	-	11,849	2.3%	42.5%
2021	1,424	5,131	-	6,555	1.2%	43.7%
Thereafter [3]	239,276	39,289	17,536	296,101	56.3%	100.0%
Total	$ 303,207	$ 204,117	$ 17,536	$ 524,860	100.0%	

Average remaining lease term for all properties (weighted by annualized rental income): 9.7 years

Number of Living Units / Beds or Square Feet with Leases Expiring

Year	Living Units / Beds Senior Living Communities (Units / Beds) [4]	Percent of Total Living Units / Beds Expiring	Cumulative Percentage of Total Living Units / Beds Expiring	Square Feet MOBs (Square Feet)	Wellness Centers (Square Feet)	Total Square Feet	Percent of Total Square Feet Expiring	Cumulative Percent of Total Square Feet Expiring
2013	-	0.0%	0.0%	407,453	-	407,453	5.0%	5.0%
2014	-	0.0%	0.0%	548,240	-	548,240	6.8%	11.8%
2015	423	1.3%	1.3%	832,481	-	832,481	10.3%	22.1%
2016	-	0.0%	1.3%	913,409	-	913,409	11.3%	33.4%
2017	4,229	13.3%	14.6%	1,010,375	-	1,010,375	12.5%	45.9%
2018	1,619	5.1%	19.7%	599,261	-	599,261	7.4%	53.3%
2019	175	0.6%	20.3%	942,076	-	942,076	11.7%	65.0%
2020	-	0.0%	20.3%	519,671	-	519,671	6.4%	71.4%
2021	361	1.1%	21.4%	201,360	-	201,360	2.6%	74.0%
Thereafter [4]	24,915	78.6%	100.0%	1,286,865	812,000	2,098,865	26.0%	100.0%
Total	31,722	100.0%		7,261,191	812,000	8,073,191	100.0%	

(1) Excludes properties classified in discontinued operations.
(2) Annualized rental income is rents pursuant to existing leases as of June 30, 2013, including estimated percentage rents, straight line rent adjustments, estimated recurring expense reimbursements for certain net and modified gross leases and excluding lease value amortization at certain of the MOBs and wellness centers; and includes NOI (three months ended June 30, 2013, annualized) from our managed senior living communities.
(3) Includes leased and managed independent living communities, assisted living communities, continuing care retirement communities, nursing homes and rehabilitation hospitals. Includes NOI (three months ended June 30, 2013, annualized) from our managed senior living communities.
(4) Includes 6,678 living units leased to our TRSs.

EXHIBITS



Redmond, WA.
Independent Living.
Operator: Stellar Senior Living, LLC.
Units: 150.

CALCULATION AND RECONCILIATION OF NET OPERATING INCOME (NOI)

(amounts appearing in the table below are in thousands)



EXHIBIT A

	For the Three Months Ended				For the Six Months Ended			
		6/30/2013		6/30/2012		6/30/2013		6/30/2012
Calculation of NOI [(1)]:								
Revenues:								
Rental income	$	112,297	$	108,407	$	224,150	$	215,435
Residents fees and services		74,631		35,986		149,687		71,554
Total revenues		186,928		144,393		373,837		286,989
Property operating expenses		74,484		39,818		148,163		78,304
Net operating income (NOI):	$	112,444	$	104,575	$	225,674	$	208,685
Reconciliation of NOI to Net Income:								
Net operating income (NOI)	$	112,444	$	104,575	$	225,674	$	208,685
Depreciation expense		(38,296)		(34,624)		(75,999)		(67,397)
General and administrative expense		(8,168)		(8,068)		(16,816)		(15,753)
Acquisition related costs		(292)		(1,829)		(2,187)		(2,694)
Impairment of assets		(4,371)		-		(5,675)		(3,071)
Operating income		61,317		60,054		124,997		119,770
Interest and other income		397		227		570		709
Interest expense		(29,567)		(28,120)		(59,131)		(57,009)
Loss on early extinguishment of debt		(105)		-		(105)		-
Equity in earnings of an investee		79		76		155		121
Income from continuing operations before income tax expense		32,121		32,237		66,486		63,591
Income tax expense		(140)		(43)		(280)		(247)
Income from continuing operations		31,981		32,194	$	66,206	$	63,344
Discontinued operations								
Income from discontinued operations		1,513		1,057		2,523		2,259
Loss on asset impairment from discontinued operations		(27,896)		-		(27,896)		-
Net income	$	5,598	$	33,251	$	40,833	$	65,603

(1) Excludes properties classified in discontinued operations.

We calculate NOI as shown above. We define NOI as income from our real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We consider NOI to be an appropriate supplemental measure to net income because it may help both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual and company wide property level performance, and we believe that NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. The calculation of NOI excludes certain components of net income in order to provide results that are more closely related to our properties' results of operations. NOI does not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, operating income or cash flow from operating activities determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe that NOI may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI differently than we do.



CALCULATION AND RECONCILIATION OF EBITDA AND ADJUSTED EBITDA

(dollars appearing in the table below are in thousands)

	For the Three Months Ended		For the Six Months Ended	
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Net income	$ 5,598	$ 33,251	$ 40,833	$ 65,603
interest expense	29,567	28,120	59,131	57,009
income tax expense	140	43	280	247
depreciation expense from continuing operations	38,296	34,624	75,999	67,397
depreciation expense from discontinued operations	199	606	799	1,210
EBITDA	73,800	96,644	177,042	191,466
acquisition related costs from continuing operations	292	1,829	2,187	2,694
impairment of assets from continuing operations	4,371	-	5,675	3,071
loss on early extinguishment of debt from continuing operations	105	-	105	-
impairment of assets from discontinued operations	27,896	-	27,896	-
percentage rent adjustment (1)	2,300	2,900	4,500	5,800
Adjusted EBITDA	$ 108,764	$ 101,373	$ 217,405	$ 203,031

(1)   In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these amounts in our calculation of Adjusted EBITDA for each quarter of the year. The fourth quarter Adjusted EBITDA calculation excludes the amounts included during the first three quarters.

We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that EBITDA and Adjusted EBITDA may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

CALCULATION AND RECONCILIATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(amounts appearing in the table below are in thousands, except per share data)



EXHIBIT C

| | For the Three Months Ended | | | | For the Six Months Ended | | | |
	6/30/2013		6/30/2012		6/30/2013		6/30/2012	
Net income	$	5,598	$	33,251	$	40,833	$	65,603
Depreciation expense from continuing operations		38,296		34,624		75,999		67,397
Depreciation expense from discontinued operations		199		606		799		1,210
Impairment of assets from continuing operations		4,371		-		5,675		3,071
Impairment of assets from discontinued operations		27,896		-		27,896		-
FFO		76,360		68,481		151,202		137,281
Acquisition related costs		292		1,829		2,187		2,694
Loss on early extinguishment of debt		105		-		105		-
Percentage rent adjustment (1)		2,300		2,900		4,500		5,800
Normalized FFO	$	79,057	$	73,210	$	157,994	$	145,775
Weighted average shares outstanding		188,081		162,670		186,350		162,659
FFO per share	$	0.41	$	0.42	$	0.81	$	0.84
Normalized FFO per share	$	0.42	$	0.45	$	0.85	$	0.90

(1)   In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these amounts in our calculation of Normalized FFO for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts included during the first three quarters.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, excluding any gain or loss on sale of properties and impairment of real estate assets, plus real estate depreciation and amortization, as well as other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include estimated percentage rent in the period to which we estimate that it relates rather than when it is recognized as income in accordance with GAAP and exclude acquisition related costs, gain or loss on early extinguishment of debt, gain or loss on lease terminations and loss on impairment of intangible assets, if any. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and between us and other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility agreement and public debt covenants, the availability of debt and equity capital to us, our expectation of our future capital requirements and operating performance and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that FFO and Normalized FFO may facilitate an understanding of our historical operating results. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.